

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2012

Via E-mail
Jeffrey H. Smulyan
Chairman of the Board, President and
Chief Executive Officer
Emmis Communications Corporation
One Emmis Plaza, 40 Monument Circle
Suite 700
Indianapolis, IN 46204

> **Re:** **Emmis Communications Corporation**
> **Revised Preliminary Proxy Statement**
> **Filed April 16, 2012**
> **File No. 000-23264**

Dear Mr. Smulyan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the Proposed Amendments that shareholders are being asked to approve appear to amend materially the terms of the Preferred Stock. For instance, among other things, you are (i) canceling the amounts of accumulated but undeclared dividends on Preferred Stock and the restrictions on your ability to pay dividends or make distributions on junior stock prior to paying dividends or making distributions on Preferred Stock, and (ii) removing the ability of holders of Preferred Stock to require redemption under certain circumstances. Please analyze for us why your solicitation of approval of the Proposed Amendments does not constitute an offer of a new security in exchange for the existing Preferred Stock. That is, provide us with your legal analysis as to why Section 2(a)(3)and Rule 145(a) of the Securities Act of 1933 do not apply and why this transaction is not an exchange offer that should be registered on Form S-4.

2.	We note your response to comment 4 from our letter date April 9, 2012. Please analyze for us in more detail why you believe the 2012 Retention Plan and Trust Agreement constituted a "plan" under Item 402(a)(6)(ii) of Regulations S-K. Please make specific references to the definition and how you applied it to arrive at your conclusion, taking into account the structure, purpose and effect of the 2012 Retention Plan and Trust Agreement. In this regard, you disclose in your definitive proxy statement filed March 21, 2012 that the primary purpose of adopting the 2012 Retention Plan and Trust Agreement was because it "will provide Emmis with flexibility to amend the terms of the Preferred Stock that are set forth in the Articles of Incorporation, which amendment is being proposed pursuant to the preliminary proxy statement on Schedule 14A filed by Emmis with the SEC on March 13, 2012, as the same may be amended from time to time." With respect to the secondary purposes enumerated in the definitive proxy statement, explain how the 2012 Retention Plan and Trust Agreement was adopted for compensation purposes when the company funded the plan with preferred stock whose rights and privileges the company is seeking to materially and negatively amend.

Questions and Answers About the Special Meeting, page 1

Summary of the Proxy Solicitation, page 7

3.	Please revise to reduce the amount of repetition between the questions and answers section and the summary section of the proxy statement.

4.	Please add a section to the summary and in the body of the proxy statement that discusses the conflicts of interest of Mr. Smulyan in the matters being submitted for stockholder approval.

Q: Has the board of directors made any recommendation with respect to the Proxy Solicitation, page 3

5.	We note your response and revised disclosure in response to comment 12 from our letter dated April 9, 2012. We note one of the advantages of the Proposed Amendments is to reduce Emmis' leverage ratio under the formula applied by one or more rating agencies and therefore improve your position as reported by such agencies. Please revise to describe in more detail the formula, your current leverage ratio under the formula, and how your leverage ratio will change after the Proposed Amendments.

Will anything happen to my Preferred Stock if the Proposed Amendments are adopted?, page 4

6.	Please summarize the effects of the amendments on the holders of the Preferred Stock. For example, disclose the per share and aggregate amount of accumulated dividends that would be cancelled as of the most recent date under the first proposal. As another example, disclose the per share and aggregate redemption value that will be forfeited after effectiveness of the fourth proposal.

Background, page 13

7.   We note your disclosure in the first paragraph on page 14 regarding the Note Purchase Agreement with Zell. Please disclose the material terms of the Note Purchase Agreement including, but not limited to, the interest rate and payment schedule.

8.   We note your disclosure in the third paragraph on page 14 that the main purpose of the swap transactions and Note Purchase Agreement was to enable the company to obtain a sufficient number of shares of Preferred Stock to amend the rights and privileges of the Preferred Stock. We note you discussed amending the terms at that time in ways that are similar to now. Please provide more detail on these discussions; that is, disclose the material terms of these discussions, in what ways the amendments at that time were similar to the Proposed Amendments, and what effects those amendments would have.

9.   Please disclose the prices at which you purchased the Preferred Stock under the total return swaps and for the Preferred Stock that you retired.

10.   Please explain how the company will direct the vote of the Preferred Stock through the total return swaps, voting agreements and 2012 Retention Plan and Trust. Disclose what the procedure is and who makes the decisions on how the company will vote.

11.   We note your disclosure in the last two paragraphs on page 15 regarding the Proposed Amendments. Because the litigation seems to challenge the legality of the Proposed Amendments, please explain the legal bases for the Lock-Up Group's positions and the bases for your position.

12.   In particular, we note your disclosure in the second full paragraph on page 14 that allows Preferred Stock under the total return swaps to be voted as you direct. Please discuss whether such an arrangement is allowed under Indiana law and substantiate your position.

13.   We also note your disclosure in the first full paragraph on page 15 that allows you to direct the vote of the Trustee's vote of the 400,000 shares of Preferred Stock issued to the 2012 Retention Plan Trust. Please discuss whether such an agreement is allowed under Indiana law and substantiate your position.

14.   We also note from the top of page 16 you will hold the shareholder vote on the Proposed Amendments before receiving declaratory judgment. Please revise to explain the legal effects of (a) holding the shareholder vote and filing the appropriate amendments to the Articles of Incorporation with the Secretary of State generally while the litigation is pending, (b) holding such vote and filing such amendments after receiving a declaratory

judgment in your favor, and (c) holding such vote and filing such amendments after receiving a declaratory judgment not in your favor.

15. We also note other litigation in the first full paragraph on page 16. Please explain the legal bases for this litigation.

Certain Effects of the Proposed Amendments, page 16

16. Please separately discuss the effects of the Proposed Amendments on the holders of the Preferred Stock and the common stockholders.

17. We note your disclosure in the second full paragraph on page 16 that holders of Preferred Stock will no longer be entitled to require you to repurchase their shares in connection with a going private transaction at the redemption value of $62.12 per share. Please disclose the aggregate redemption value that will be forfeited after effectiveness of this Proposed Amendment.

18. Please discuss how the rights of the Preferred Stock will differ from or, conversely, be the same as the rights of common shareholders if the Proposed Amendments are approved.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director